News Release

TALISMAN ENERGY DECLARES SEMI-ANNUAL DIVIDEND

CALGARY, Alberta, October 3, 2011 - Talisman Energy Inc. today declared a semi-annual dividend of US thirteen and a half cents (US$0.135) per share on the company’s common shares. The dividend will be paid on December 30, 2011 to shareholders of record at the close of business on December 9, 2011. The dividend payment rate is unchanged from the semi-annual dividend paid in June 2011.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at HHUUwww.talisman-energy.comUUHH.

For further information, please contact:

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:

David Mann, Vice-President                                                                                     Anil Aggarwala
Corporate & Investor Communications                                                                   Manager, Investor Relations
Phone:   403-237-1196  Fax: 403-237-1210                                                                 Phone:  403-237-1145  Fax: 403-237-1902
E-mail:    tlm@talisman-energy.com                                                                          Email:  tlm@talisman-energy.com

10-11